Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplement dated September 16, 2019

and the Prospectus dated November 1, 2018

September 16, 2019

Filed Under Rule 433

Registration No. 333-228108

Pricing Term Sheet

$1,500,000,000
Caterpillar Inc.

$500,000,000 2.600% Senior Notes due 2029

$1,000,000,000 3.250% Senior Notes due 2049

Issuer:	Caterpillar Inc.

Securities:	2.600% Senior Notes due 2029 3.250% Senior Notes due 2049

Principal Amount:	$500,000,000 for Senior Notes due 2029 $1,000,000,000 for Senior Notes due 2049

Maturity Date:	September 19, 2029 for Senior Notes due 2029 September 19, 2049 for Senior Notes due 2049

Coupon:	2.600% for Senior Notes due 2029 3.250% for Senior Notes due 2049

Price to Public:	99.851% for Senior Notes due 2029 99.090% for Senior Notes due 2049

Yield to Maturity:	2.617% for Senior Notes due 2029 3.298% for Senior Notes due 2049

Spread to Benchmark Treasury:	+77 basis points for Senior Notes due 2029 +98 basis points for Senior Notes due 2049

Benchmark Treasury:	UST 1.625% due August 15, 2029 UST 2.875% due May 15, 2049

Benchmark Treasury Price and Yield:	98-00; 1.847% 111-29; 2.318%

Interest Payment Dates:	March 19 and September 19, commencing March 19, 2020

Optional Redemption:

Senior Notes due 2029:

At any time prior to June 19, 2029, the Senior Notes due 2029 may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

•                  100% of the principal amount of the Senior Notes due 2029 to be redeemed; or

•                  the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes due 2029 to be redeemed, from the date of redemption to June 19, 2029, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate, plus 15 basis points, in each case, plus accrued and unpaid interest on the principal amount being redeemed to, but not including, the redemption date.

At any time on or after June 19, 2029, the Senior Notes due 2029 may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the Senior Notes due 2029 being redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but not including, the redemption date.

Senior Notes due 2049:

At any time prior to March 19, 2049, the Senior Notes due 2049 may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

•                  100% of the principal amount of the Senior Notes due 2049 to be redeemed; or

•                  the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes due 2049 to be redeemed, from the date of redemption to March 19, 2049, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate, plus 15 basis points, in each case, plus accrued and unpaid interest on the principal amount being redeemed to, but not including, the redemption date.

At any time on or after March 19, 2049, the Senior Notes due 2049 may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the Senior Notes due 2049 being redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but not including, the redemption date.

Expected Settlement Date:	T+3; September 19, 2019

CUSIP / ISIN:	149123 CG4 / US149123CG49 for Senior Notes due 2029 149123 CF6 / US149123CF65 for Senior Notes due 2049

Expected Ratings*:	A3 (Positive) by Moody’s Investors Services, Inc. A (Stable) by S&P Global Ratings A (Stable) by Fitch Ratings, Inc.

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. SG Americas Securities, LLC

Co-Managers:

BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
ING Financial Markets LLC
Lloyds Securities Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
Commerzbank Capital Markets Corp.
Mizuho Securities USA LLC
Standard Chartered Bank
Wells Fargo Securities, LLC
Scotia Capital (USA) Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment therefor on or about September 19, 2019, which is the third business day following the date hereof (such  settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the delivery of the notes should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. (toll-free at 1-888-603-5847); Citigroup Global Markets Inc. (toll-free at 1-800-831-9146); or SG Americas Securities, LLC (toll-free at 1-800-861-9789).

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